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Plan Administrator's statements to Us as to the terms of the Plan or Your entitlement to any amounts. We are not a party to Your employer's retirement Plan. We will not be responsible for determining what Your Plan says. You should consult the Contract and Plan document to see how You may be affected. If You are a Texas Optional Retirement Program Participant, please see Appendix A for specific information which applies to You.


SECTION 403(B) PLAN TERMINATIONS


Upon a Section 403(b) plan termination, Your employer is required to distribute Your Plan benefits under the Contract to You. Your employer may permit You to receive Your distribution of Your 403(b) plan benefit in cash or in the form of the Contract.


If You elect to receive your full distribution in cash, the distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Value Adjustment and any applicable surrender charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable federal income tax penalties. (See "Federal Tax Considerations.") If Your employer chooses to distribute cash as the default option, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable Market Value Adjustment, surrender charge and withholding.


If You receive the distribution in the form of the Contract. We will continue to administer the Contract according to its terms. However in that case, You may not make any additional Purchase Payments or take any loans. In addition the Company will rely on You to provide certain information that would otherwise be provided to the Company by the employer or Plan Administrator. The employer may choose distribution of the Contract as the default option. The employer may not choose distribution of a Contract as a default option when that Contract is an investment vehicle for a Section 403(b) ERISA plan.


OTHER PLAN TERMINATIONS


Upon termination of a retirement plan that is not a Section 403(b) plan, Your employer is generally required to distribute Your Plan benefits under the Contract to You.

This distribution is in cash. The distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Value Adjustment and any applicable surrender charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable federal income tax penalties. (See "Federal Tax Considerations.") Surrender charges will be waived if the net distribution is made under the exceptions listed in the "Surrenders" section of the prospectus. However, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable Market Value Adjustment , surrender charge and withholding.



                      THE REGISTERED FIXED ACCOUNT OPTION
--------------------------------------------------------------------------------
The Registered Fixed Account Option is available only in conjunction with the purchase of a variable annuity Contract issued by the Company. The Contracts are available as individual or group Contracts. Participants under the Gold Track, Gold Track Select and MetLife Retirement Account are issued Certificates summarizing the provisions of the group Contract. Participants under Unallocated Group Variable Annuity and MetLife Retirement Perspectives are not issued Certificates. For convenience, We refer to both individual Contract Owners and Participants as Contract Owners. WHERE PERMITTED BY STATE LAW, WE RESERVE THE RIGHT TO RESTRICT PURCHASE PAYMENTS INTO THE REGISTERED FIXED ACCOUNT OPTION UNDER YOUR METLIFE RETIREMENT ACCOUNT CONTRACT (WITH 30 DAYS ADVANCE WRITTEN NOTICE) AND GOLD TRACK SELECT CONTRACTS OR TO MAKE TRANSFERS FROM THE SEPARATE ACCOUNT OPTIONS INTO THE REGISTERED FIXED ACCOUNT OPTION WHENEVER THE CREDITED INTEREST RATE IS EQUAL TO THE MINIMUM GUARANTEED INTEREST RATE SPECIFIED UNDER YOUR CONTRACT. We will provide advance written notice if this restriction is subsequently lifted. We reserve the right to restrict the availability of the Registered Fixed Account Option after issue.

       current address available on the Company's records. The remaining payments will be mailed on each anniversary of the discontinuance date for 4 years. Allowable distributions shown on the Contract specifications page are not permitted during the 5-year installment period.


FOR CONTRACTS ISSUED IN NEW YORK ON OR AFTER APRIL 30, 2007 AND PRIOR TO
   JANUARY 1, 2014:

EXCEPT GOLD TRACK SELECT ALLOCATED CONTRACTS ISSUED TO NON-ERISA 403(B) PLANS AND GOVERNMENTAL 457 PLANS SUBJECT TO THE NEW YORK STATE DEFERRED COMPENSATION BOARD RULES AND REGULATIONS:

Upon discontinuance, the Contract Owner may select one of the payment methods described below:

    a) LUMP SUM PAYMENT OPTION. We will pay You the Market Adjusted Value, less any amounts deducted on surrender, less any loans outstanding in one lump sum within 60 days of the date of discontinuance. We may defer the payment for this amount for up to six months from the date of discontinuance. If a payment is deferred more than 10 working days from the date of discontinuance, interest will continue to be earned during the deferred period in the same manner as described in the Contract; or

   b) INSTALLMENT PAYMENT OPTION. We will pay You the Cash Value of the Registered Fixed Account Option in installments over a 5 year period. Interest will be credited to the remaining Cash Value of the Registered Fixed Account Option during this installment period at a fixed effective annual interest rate of not less than 1.5% below the net effective rate being credited to the Contract on the date of discontinuance. The first payment will be made no later than 60 days following the Company's mailing of the written notice of Contract discontinuance to the Contract Owner at the most current address available on the Company's records. The remaining payments will be mailed on each anniversary of the discontinuance date for 4 years. Allowable distributions shown on the Contract specifications page are not allowed during the 5 year installment period.


GOLD TRACK SELECT ALLOCATED CONTRACTS ISSUED TO NON-ERISA 403(B) PLANS IN NEW YORK ON OR AFTER APRIL 30, 2007 AND PRIOR TO JANUARY 1, 2014:

The Participants will choose one of the two payment methods (Lump Sum Payment Option or Installment Payment Option) described above.

The formula used in connection with these non-ERISA 403(b) Plans is exactly the same as described above except that the total surrender charge and Market Value Adjustment will not exceed 10% of the Cash Value of the Registered Fixed Account Option. Additionally on or after the 10th Certificate Year, the Market Value will equal the Cash Value.

For all non-ERISA 403(b) Plans, the Contract Owner must provide notice to, and receive consent from, Participants under the Contract for this distribution. If consent is not obtained and if the Contract has been issued to a non-ERISA 403(b) Plan, We will not accept any additional Purchase Payments under the Contract or issue new Certificates, but Certificates under the Contract will continue.


GOLD TRACK SELECT CONTRACTS ISSUED TO GOVERNMENTAL 457 PLANS SUBJECT TO THE NEW YORK STATE DEFERRED COMPENSATION BOARD RULES AND REGULATIONS ON OR AFTER APRIL 30, 2007 AND PRIOR TO JANUARY 1, 2014:

We will pay the Cash Value of the Registered Fixed Account Option in one lump sum to the Contract Owner, or Participant if so authorized, no later than 30 days following the date of discontinuance. If We defer payment for 10 working days or more, interest will continue to be earned during the deferred period at the rate required by law or at the rate currently being credited under this Contract, whichever is greater. No surrender charges nor Market Adjusted Value will be assessed against the Beneficiary of the Registered Fixed Account Option if the Contract is discontinued.


LOANS


SECTION 403 (B) COLLATERIZED LOANS


If Your employer's Plan and TSA Contract permits loans, such loans will be made only from any Registered Fixed Account Option value and only up to the IRS Code limits (currently $50,000). In that case, We credit Your Registered Fixed Account Option value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan. To find out our current rate of interest, call us at 1-800-842-9406.

The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.


ANNUITY PERIOD


We will normally make Annuity Payments within fifteen business days after We receive a settlement claim, or any other later specified date. Subsequent payments will be made periodically on the anniversaries of the first payment.

The variable annuity contract prospectus describes more fully the Annuity Period and annuity options under the Contracts. Please note, however, that annuitization is irrevocable; once fixed Annuity Payments have begun, the annuity benefit cannot be surrendered for a lump sum settlement.


RESTRICTIONS ON FINANCIAL TRANSACTIONS


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require Us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Contract to government regulators.


MISSTATEMENT


We may require proof of age of the Contract Owner, Beneficiary or Annuitant before making any payments under this Contract that are measured by the Contract Owner's, Beneficiary's or Annuitant's life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age.

Once Annuity Payments have begun, any underpayments or overpayments will be deducted from or added to the payment or payments made after the adjustment. In certain states, We are required to pay interest on any underpayments.



                                   TRANSFERS
--------------------------------------------------------------------------------
No transfers are allowed between the Registered Fixed Account Option and any Competing Fund.


Where permitted by state law, We reserve the right to restrict transfers from the Separate Account Options in a MetLife Retirement Account Contract and the Gold Track Select Contract into the Registered Fixed Account Option whenever the credited interest rate on the Registered Fixed Account Option is equal to the minimum Guaranteed Interest Rate specified under Your Contract.

The charges for transfers are described in the group variable annuity Contract prospectus which accompanies this prospectus. No surrender charges or Market Value Adjustment apply when a transfer is made.


TRANSFERS FROM THE REGISTERED FIXED ACCOUNT OPTION


The Contract Owner may transfer amounts in the Registered Fixed Account Option to one or more of the Separate Account Options subject to the Competing Fund restrictions described in Your Contract. All transfers will be made on a last-in, first-out basis. That is, the money most recently deposited or transferred into the Registered Fixed Account Option will be transferred or surrendered first.

Amounts previously transferred from the Registered Fixed Account Option to the Separate Account Options may not be transferred back to the Registered Fixed Account Option or any Competing Fund for a period of at least 3 months from the date of the transfer. The Company may eliminate this restriction in circumstances where Guaranteed Interest Rates on the Registered Fixed Account Option are declared and credited on a quarterly basis.

forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or You last resided, as shown on Our books and records, or to Our state of domicile. (Escheatment is the formal, legal name of this process.) However, the state is obligated to pay the death benefit (without interest) if Your Beneficiary steps forward to claim it with the proper documentation. To prevent Your Contract's proceeds from being paid to the state abandoned or unclaimed property office, it is important that You update Your Beneficiary designations, including addresses, if and as they change. Please call 1-800-842-9406.



                     INFORMATION INCORPORATED BY REFERENCE
--------------------------------------------------------------------------------

Under the Securities Act of 1933, the Company has filed with the Securities and Exchange Commission ("SEC") a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Company's annual report on Form 10-K was filed with the SEC on March 30, 2015 via EDGAR File No. 033-03094. The Form 10-K contains information for the period ended December 31, 2014, about the Company, including consolidated audited financial statements for the Company's latest fiscal year. The Form 10-K is incorporated by reference into this prospectus.In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") prior to the termination of the offering, are also incorporated by reference into this prospectus. We are not incorporating by reference, in any case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules.


There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited consolidated financial statements were included in the latest Form 10-K or which have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

If requested, the Company will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct Your requests to the Company at, 11225 North Community House Road, Charlotte, NC, 28277. The telephone number
1-800-842-9406. You may also access the incorporated reports and other documents at www.metlife.com.


The Company files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may also read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.




                                    EXPERTS
--------------------------------------------------------------------------------
Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of the Company, its authority to issue such Contracts under Delaware law and the validity of the forms of the Contracts under Delaware law have been passed on by legal counsel for the Company.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Registration Statement from the MetLife Insurance Company USA and subsidiaries' (the "Company") Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which expresses an unqualified opinion and includes an explanatory paragraph regarding the renaming of the Company, its mergers with entities under common control, and the retrospective adjustment of the consolidated financial statements for all periods presented to reflect the mergers in a manner similar to a pooling-of-interests). Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.


                                       19